Exhibit 99.1

MEDIA RELEASE

June 4, 2026

Algoma Steel Releases 2025 Sustainability Report

SAULT STE. MARIE, ONTARIO (June 4, 2026) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of steel plate and hot rolled sheet products, today announced the release of its 2025 Sustainability Report (the “Report”), covering the 12 months ended December 31, 2025. Algoma reports its sustainability performance on a calendar-year basis, aligned with its financial reporting practices.

Rajat Marwah, Algoma’s Chief Executive Officer, commented, “This Report reflects a pivotal year in Algoma’s nearly 125-year history. With the successful start-up of our first Electric Arc Furnace (EAF) and the subsequent wind-down of our blast furnace and coke oven operations, we have entered a new era as an EAF steel producer. Throughout this transformation, our focus has remained on operating responsibly, protecting the safety and well-being of our employees, and maintaining strong relationships with our customers, communities, and partners. Sustainability remains central to how we operate and how we create long-term value.”

The 2025 Report highlights Algoma’s progress across key sustainability areas during a year defined by transformation and a challenging trade environment. Milestones include the successful commissioning of the first EAF unit in July 2025, marking the beginning of Volta™ steel production, with construction of the second EAF unit on track for 2026. In January 2026, Algoma ceased operating and began decommissioning its Blast Furnace No. 7 and cokemaking assets, completing its shift to EAF steelmaking — Canada’s largest industrial decarbonization project. Once fully operational, the transition is targeted to reduce Algoma’s carbon emissions intensity by approximately 70%, positioning the Company as a leading producer of lower-carbon steel for North American and global markets.

Prepared in alignment with the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD), the Report underscores Algoma’s ongoing commitment to transparency, accountability, and long-term value creation.

The full report is available at www.algoma.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding the expected commissioning and ramp-up of EAF Unit 2, the expected scaling of the Company’s plate-first commercial strategy, Algoma’s transition to EAF steelmaking and the expected benefits thereof, the Company’s expected annual raw steel production capacity and reduction in carbon emissions, Algoma’s future as a leading producer of green steel and the Company’s ability to focus financial resources on strategic opportunities supporting long-term growth and value creation. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including those set forth in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed under the Company’s SEDAR+ profile at www.sedarplus.ca and with the SEC as part of Algoma’s Annual Report on Form 40-F at www.sec.gov. Forward-looking statements speak only as of the date they are made. Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Algoma is a leading Canadian producer of high-quality plate and sheet steel products, proudly supporting critical sectors including energy, defense, automotive, shipbuilding, and infrastructure. Guided by a purpose to build better lives and a greener future, Algoma is shaping the next generation of sustainable steelmaking in Canada.

With the transition to electric arc furnace (EAF) steelmaking and a modernized plate mill, Algoma is redefining how steel is made in Canada. Powered by Ontario’s clean electricity grid, this transformation represents one of the largest industrial decarbonization initiatives in North America and is expected to reduce carbon emissions by approximately 70% once fully transitioned. These advancements provide stability for continued investment in diversification projects aligned with Canada’s evolving needs.

This new chapter also introduces Volta™, the brand for all steel produced through Algoma’s EAF technology. Volta delivers the same trusted performance customers rely on, with significantly lower emissions—produced safely, sustainably, and proudly in Canada.

Building on more than a century of steelmaking expertise, Algoma continues to invest in its people, processes, and technologies to strengthen domestic supply chains and deliver responsible, Canadian-made steel that helps build a better tomorrow.

For more information, please contact:

Michael Moraca

Chief Financial Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com